VITAL PRODUCTS, INC.

2404 VIA MARIPOSA WEST, 1-A
LAGUNA WOODS CA 92637

PHONE: 949-306-3110

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Re: Request to Withdraw Registration Statement on

Form S-1 (RW) - SEC File Number 333-127915

Dear Sirs:

On February 27, 2008, Vital Products, Inc. (the “Registrant”) filed a Registration Statement on Form S-1 (File Number 333-127915) with the Securities & Exchange Commission (the “Commission).   Due to a change in its business plan, the Registrant has decided to withdraw its Registration Statement.

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests the withdrawal of its registration statement on Form S-1 (File No. 333-127915) (the “Registration Statement”).

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants’ account to be offset against the filing fee for any future registration statement or registration statements.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Yours truly,

VITAL PRODUCTS, INC.

/s/ James McKinney

James McKinney

Chief Executive Officer and Chairman of the Board of Directors

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